LOGO

March 4, 2009

To:	Division of Corporation Finance Securities and Exchange Commission

From:	Vertical Computer Systems, Inc.

Re:
Vertical Computer Systems, Inc.
Form 10-KSB for the Fiscal Year ended December 31, 2007
Filed April 22, 2008
Form 10-Q for the Quarterly Period ended June 30, 2008
Filed August 19, 2008
File No. 000-28685

We have reviewed your follow-up comments in your letter dated January 30, 2009 related to your original comment letter dated November 14, 2008.  Because of the complexity of some of your comments, we need to retain additional consulting and legal advice.  Therefore, we respectfully request an extension of an additional 15 business days to complete the Company’s responses to the Commission’s Comment Letter dated January 30, 2009.  The granting of our request would make our responses to the Commission’s Comment Letter due on or before March 25, 2009.  We will do whatever we are able to do to conclude our responses before that date, but because of the need to coordinate various third parties whose schedules we cannot control, we are requesting the additional time.

Sincerely,

/s/ Richard Wade
Richard Wade
CEO, Vertical Computer Systems, Inc.

http://www.vcsy.com Email: corporate@vcsy.com	101 W. Renner Road, Suite 300 ▪ Richardson, TX 75082 Tel: (817) 348-8717 ▪ Fax: (512) 692-1836